Exhibit 8.1
Subsidiaries

Name of entity	Place of incorporation	Ownership interest
1. Luxury Tours (Malaysia) Sdn Bhd	Malaysia	100%
2. Luxury Tours & Travel Pte Ltd	Singapore	79.36%
3. MakeMyTrip (India) Private Limited	India	99.99%
4. MakeMyTrip.com Inc.	Delaware, United States	100%